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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
  UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                           --------------------------

                             SUMMIT AUTONOMOUS INC.
                  (FORMERLY KNOWN AS SUMMIT TECHNOLOGY, INC.)
                       (Name of Subject Company (Issuer))
                           --------------------------

                            ALCON ACQUISITION CORP.

                              ALCON HOLDINGS INC.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  86627E 10 1
                     (CUSIP Number of Class of Securities)
                           --------------------------

                            Elaine E. Whitbeck, Esq.
                              Alcon Holdings Inc.
                               6201 South Freeway
                          Fort Worth, Texas 76134-2099
                           Telephone: (817) 551-8693
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                           --------------------------

                                   COPIES TO:

                               Alan C. Stephenson
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
                       $967,396,343                                                $193,479

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 50,915,597 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Summit Autonomous Inc. (the "Company"). Such number of shares represents all the Common Stock outstanding as of May 25, 2000, plus the number of shares issuable upon the exercise of all outstanding options and warrants to purchase Common Stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                      N/A

Form or Registration No.:                                                    N/A

Filing Party:                                                                N/A

Date Filed:                                                                  N/A

/ / Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Alcon Acquisition Corp., a Massachusetts corporation (the "Purchaser") and a wholly owned subsidiary of Alcon Holdings Inc., a Delaware Corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Summit Autonomous Inc., a Massachusetts corporation (the "Company"), together with the associated rights (the "Rights") to purchase Series A Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Agreement dated as of March 28, 2000 (as amended from time to time, the "Rights Agreement"), between the Company and Fleet National Bank, at a purchase price of $19.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 5, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Parent is an indirect wholly owned subsidiary of Nestle S.A., a Swiss corporation ("Nestle"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to Rights include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement. This Schedule TO is being filed on behalf of the Purchaser and Parent.

    The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (c) (3) and (4) During the last five years, none of the Purchaser, Parent or Nestle or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) and (b) Except as described in the Offer to Purchase, there have not been any negotiations, transactions or material contacts between the Purchaser, Parent or Nestle or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and the Company or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    None of the Purchaser, Parent or Nestle or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the Purchaser, Parent, Nestle or any of the persons listed in Schedule I to the Offer to Purchase, beneficially owns any equity security of the Company or has effected any transaction in any equity security of the Company during the past 60 days.

ITEM 10.  FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

    (b) The Letter of Transmittal filed as Exhibit (a)(1)(B) hereto is incorporated herein by reference.

                                       2
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ITEM 12.  EXHIBITS.

(a)(1)(A)  Offer to Purchase dated June 5, 2000.

(a)(1)(B)  Letter of Transmittal.

(a)(1)(C)  Notice of Guaranteed Delivery.

(a)(1)(D)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.

(a)(1)(E)  Letter to Clients for Use by Brokers, Dealers, Banks, Trust
           Companies and Other Nominees.

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

(a)(1)(G)  Joint Press Release issued by Parent and the Company on May
           26, 2000.

(a)(1)(H)  Summary Advertisement published June 5, 2000.

(d)(1)     Agreement and Plan of Merger dated as of May 26, 2000, among
           Parent, the Purchaser and the Company.

(d)(2)     Confidentiality Agreement dated November 5, 1999, between
           Alcon Laboratories, Inc. and the Company.

(g)        Not applicable.

(h)        Not applicable.

                                       3
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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               ALCON ACQUISITION CORP.

                                               By: /s/ Elaine E. Whitbeck
                                               ---------------------------------------------
                                               Name: Elaine E. Whitbeck
                                               Title:   President

                                               ALCON HOLDINGS INC.

                                               By: /s/ Timothy R.G. Sear
                                               ---------------------------------------------
                                               Name: Timothy R.G. Sear
                                               Title:   Chairman of the Board,
                                                           Chief Executive Officer
                                                           and President
Dated: June 5, 2000

                                       4
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                               INDEX TO EXHIBITS

EXHIBIT NUMBER                                    DOCUMENT
--------------                                    --------
(a)(1)(A)               Offer to Purchase dated June 5, 2000.

(a)(1)(B)               Letter of Transmittal.

(a)(1)(C)               Notice of Guaranteed Delivery.

(a)(1)(D)               Letter to Brokers, Dealers, Banks, Trust Companies and Other
                        Nominees.

(a)(1)(E)               Letter to Clients for Use by Brokers, Dealers, Banks, Trust
                        Companies and Other Nominees.

(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(1)(G)               Joint Press Release issued by Parent and the Company on May
                        26, 2000.

(a)(1)(H)               Summary Advertisement published June 5, 2000.

(d)(1)                  Agreement and Plan of Merger dated as of May 26, 2000, among
                        Parent, the Purchaser and the Company.

(d)(2)                  Confidentiality Agreement dated November 5, 1999, between
                        Alcon Laboratories, Inc. and the Company.

(g)                     Not applicable.

(h)                     Not applicable.